  Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 19, 2020, relating to the financial statements of Auryn Resources Inc. appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

   /s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2020